

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via Email
Christine A. Leahy
General Counsel
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re: CDW Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 26, 2011**
> **File No. 333-175597**

Dear Ms. Leahy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exchange Offers, page 42

1. We note your disclosure on page 42 that you "will pay additional interest on the Senior Secured Notes … if the exchange offer with respect to the Senior Secured Notes is not completed on or before October 13, 2011." Please revise to disclose the amount of additional interest you have accrued to date with respect to the Senior Secured Notes.

Executive Compensation, page 101

Establishing and Evaluating Executive Compensation, page 101

Market Comparisons, page 102

2. We note your revised disclosure on page 102 that of the approximately 1,000 companies in the Radford survey, the Compensation Committee only reviews compensation data for

those companies that have annual revenues in excess of $3.0 billion. Please revise your disclosure to state the number of companies within the survey that meet this criteria, and presuming this is a relatively limited number of companies, identify the specific companies reviewed.

Notes to Consolidated Financial Statements, page F-9

Note 16. Contingencies, page F-31

3. We reviewed your response to comment 7 in our letter dated October 13, 2011 and understand you have concluded there is no litigation or audit as to which there is a reasonable possibility that any material loss exceeding amounts already recognized has been incurred. Yet you continue to disclose that it is possible that the eventual outcome of litigation or audits could adversely impact your results of operations for a particular period. Please revise your disclosure to reflect the materiality assessment provided in your correspondence and to use the terms probable or reasonably possible as those terms are defined in ASC 450-20-20.

Note 18. Segment Information, page F-31

4. We reviewed your response to comment 8 in our letter dated October 13, 2011. We note your disclosure that the Company allocates resources to and evaluates performance of its segments based on both income (loss) from operations and Adjusted EBITDA. If this is the case, we believe ASC 280-10-50-28 provides that the measure of segment profit to be reported in the footnotes should be income (loss) from operations. In this regard, we note the referenced section of the ASC provides that if the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure should be the measure that is determined in accordance with the management principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. We also believe that the additional presentation of Adjusted EBITDA by segment is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K, which precludes the presentation of non-GAAP financial measures in the notes to the financial statements. While we understand that non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP, it does not appear that Adjusted EBITDA is required to be disclosed by GAAP, or more specifically ASC 280, in this case. As such, please either remove your presentation of Adjusted EBITDA by segment or tell us the basis for your presentation, including how you believe you have complied with ASC 280-10-50-28 and Item 10(e)(1)(ii)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara Ransom
Assistant Director

cc:	James S. Rowe
	Kirkland & Ellis LLP
	Via Email